Exhibit 99






                                   Footnotes

1. Each share of Series A Convertible Preferred Stock will automatically convert into shares of common stock on August 11, 2014 and may be converted into shares of common stock following the earlier of August 11, 2011 or the occurrence of certain events resulting in the conversion, exchange or reclassification of the common stock. Each share of Series A Convertible Preferred Stock is convertible into shares of common stock at a conversion price of $1.80 per share, adjustable to as low as $1.50 per share in the event of certain nonpayments of dividends (whether paid in cash or in kind) on the Series A Convertible Preferred Stock, and is also subject to customary anti-dilution adjustments. The holders of the Series A Convertible Preferred Stock will vote together with the holders of common stock as a single class on all matters upon which the holders of common stock are entitled to vote. Each share of Series A Convertible Preferred Stock will be entitled to such number of votes as the number of shares of common stock into which such share of Series A Convertible Preferred Stock is convertible, assuming for voting purposes only, a conversion price of $2.00 per share.

2. This form is filed by Patriot Financial Partners, L.P., a Delaware limited partnership that holds 17,054 shares of Series A Convertible Preferred
    Stock convertible into 9,474,444 shares of common stock (the "Patriot Fund"); Patriot Financial Partners Parallel, L.P., a Delaware limited partnership that holds 2,946 shares of Series A Convertible Preferred Stock convertible into 1,636,667 shares of common stock (the "Patriot Parallel Fund" and together with the Patriot Fund, the "Funds"); Patriot Financial Partners GP, L.P., a Delaware limited partnership and general partner of the Funds ("Patriot GP"); Patriot Financial Partners GP, LLC, a Delaware limited liability company and general partner of Patriot GP ("Patriot LLC"); and W. Kirk Wycoff, Ira M. Lubert and James J. Lynch as general partners of the Funds and Patriot GP and as members of Patriot LLC. Patriot GP, Patriot LLC and Messers. Wycoff, Lubert and Lynch disclaim beneficial ownership of the securities held by the Funds except to the extent of their pecuniary interest therein, and this report shall not be deemed an admission that they are beneficial owners of such securities for the purposes of Section 16.